ParkerVision Reports First Quarter 2017 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., May 15, 2017 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three months ended March 31 ,2017.

First Quarter 2017 Summary and Recent Developments

•	New Products

o	Start of marketing awareness campaign to generate demand for new consumer Wi-Fi product to begin early June 2017.

o	Full-scale direct marketing launch and product shipments expected in the third quarter of 2017.

•	Licensing & Patent Enforcement

o

Hearing in German infringement case against Apple was held on May 4, 2017 with a decision from the court expected June 22, 2017.  Hearing in second German infringement case against Apple scheduled for June 29, 2017.

o

Filed motion on May 4, 2017 to lift stay in infringement case against Apple, LG and Qualcomm in middle District of Florida following the ITC’s ruling on April 28, 2017 granting the Company’s motion to withdraw its ITC complaint.

•	Balance Sheet & Company Updates

o	Received $10 million in gross proceeds from the sale of common stock at an average price of $2.46 per share in the first quarter of 2017 under an At Market Issuance Sales Agreement.

o	Regained compliance with Nasdaq listing standards in April 2017.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are excited for the impending launch of our innovative Wi-Fi product into an expanding market that is on pace to exceed 100 million North American households that use Wi-Fi.  We anticipate that this initial product will result in product revenue growth this year and will serve as a solid foundation for the continued development of our product strategy.  We have a longer term vision for this product line that we believe will lead to continued expansion and growth well beyond the initial offering.”

Mr. Parker continued, “With regard to patent enforcement, we believe we presented compelling arguments in our May 4th hearing in Munich where we are seeking an enforceable injunction against Apple, and we look forward to decisions from that court next month, just days ahead of another hearing against Apple in a separate infringement case.  Additionally, following the ITC’s ruling to grant our motion to withdraw from the ITC action, we filed a motion to lift the stay on the parallel district court case in the Middle District of Florida.  We’ve asked the district court to expedite the steps necessary to establish a schedule for the court’s proceedings as we are eager to present the merits of our case to a jury without delay.  We remain steadfast in our licensing and enforcement efforts which are key to establishing the success of our international licensing strategy.”

First Quarter Financial Results

•

GAAP net loss for the first quarter of 2017 was $4.8 million, or $0.32 per common share, compared to a $5.1 million GAAP net loss, or $0.45 per common share, for the first quarter of 2016.  The decline in net loss was primarily attributable to lower litigation expenses, partially offset by increases in product development costs.

•

Non-GAAP net loss for the first quarter of 2017, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $4.3 million, or $0.29 per common share, compared to a non-GAAP net loss of $5.1 million, or $0.45 per common share, for the first quarter of 2016.

At March 31, 2017, the Company has $6.7 million in cash, cash equivalents, restricted cash equivalents and available-for-sale securities.

Conference Call

The Company will host a conference call and webcast on May 15, 2017 at 4:30 p.m. Eastern to review its first quarter 2017 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID# 20281722, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2016 and the Form 10-Q for the quarter ended March 31, 2017. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Laurie Little
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

(in thousands)
	March 31, 2017	December 31, 2016
Cash, cash equivalents and restricted cash equivalents	$1,929	$1,169
Available-for-sale securities	4,815	14
Prepaid and other current assets	1,549	686
Inventories	170	170
Property and equipment, net	258	269
Intangible assets, net	5,994	6,268
Total assets	14,715	8,576

Current liabilities	2,836	2,508
Long-term liabilities	14,018	14,187
Shareholders’ (deficit) equity	(2,139)	(8,119)
Total liabilities and shareholders’ (deficit) equity	$14,715	$8,576

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

(in thousands, except per share amounts)	Three Months Ended March 31,
	2017	2016
Revenue	$-	$59
Cost of sales	-	(38)
Gross margin	-	21

Research and development expenses	1,602	668
Selling, general and administrative expenses	3,360	4,454
Total operating expenses	4,962	5,122

Interest and other income (expense)	(15)	(13)
Change in fair value of contingent payment obligation	167	(23)
Total interest and other	152	(36)

Net loss	$(4,810)	$(5,137)

Basic and diluted net loss per common share	$(0.32)	$(0.45)

Weighted average shares outstanding	14,987	11,345

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)	Three Months Ended March 31,
	2017	2016
Net cash used in operating activities	$(4,095)	$(5,953)
Net cash (used in) provided by investing activities	(4,847)	1,059
Net cash provided by financing activities	9,702	11,938

Net increase in cash, cash equivalents & restricted cash equivalents	760	7,044
Cash, cash equivalents & restricted cash equivalents - beginning of period	1,169	175
Cash, cash equivalents & restricted cash equivalents - end of period	$1,929	$7,219

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three months ended March 31, 2017 follows:

Reconciliation of Net Loss to Adjusted Net Loss:
(in thousands)	Three Months Ended March 31,
	2017	2016
Net loss	$(4,809)	$(5,137)
Excluded items:
Share-based compensation	663	35
Change in fair value of contingent payment obligation	(167)	23
Adjusted net loss	$(4,313)	$(5,079)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended March 31,
	2017	2016
Basic and diluted net loss per common share	$(0.32)	$(0.45)
Excluded items on a per share basis	0.03	-
Adjusted net loss per common share	$(0.29)	$(0.45)

###